Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES RELEASE DATE AND CONFERENCE CALL DETAILS FOR ITS 2014 SECOND QUARTER RESULTS

(Calgary, July 31, 2014) - Pengrowth Energy Corporation plans to release its 2014 second quarter results on Thursday, August 7, 2014, following the close of equity markets. A conference call and listen only audio webcast will be held starting at 3:30 p.m. Mountain Time (MT) on the same day, during which management will review Pengrowth's results and respond to questions from the investment community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (866) 225-2055 or Toronto local (416) 340-2219
Live listen only audio webcast: http://www.gowebcasting.com/5834

A telephone replay will be available through to midnight Eastern Time on August 14, 2014 by dialing (800) 408-3053 and entering passcode number 9261753. A replay of the audio webcast will also be available on the Pengrowth website at www.pengrowth.com

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com